SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                         Capstead Mortgage Corporation
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                       (Title of Class and Securities)

                                  14067E 10 0
                   (CUSIP Number of Class of Securities)

     No fee is required with respect to this filing.

     *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13G

     CUSIP No. 14067E 10


     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION
     NOS. OF ABOVE PERSONS

     Howard Hughes Medical Institute

     I.R.S. Indemnification No.:  59-0735717

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                               (a)  ( )

                                                               (b)  ( )
     Not applicable

     (3)  SEC USE ONLY


     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                              (5)  SOLE VOTING POWER

                                   1,175,780(includes, pursuant to
                                   Rule 13d-3(d)(1)(i)(B), 175,780
                                   shares that would be received upon
                                   conversion of 550,000 shares of
                                   issuer's series B convertible
                                   preferred stock held by the
                                   Institute)
         NUMBER
           OF                 (6)  SHARED VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY              (7)  SOLE DISPOSITIVE POWER
          EACH
       REPORTING                   1,175,780 (includes, pursuant to
      PERSON WITH                  Rule 13d-3(d)(1)(i)(B), 175,780
                                   shares that would be received upon
                                   conversion of 550,000 shares of
                                   issuer's series B convertible
                                   preferred stock held by the
                                   Institute)

                              (8)  SHARED DISPOSITIVE POWER

                                   0


     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,175,780 (includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)

     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                  (  )

     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.6% (includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)

     (12) TYPE OF REPORTING PERSON*

     EP


     Item 1.

          (a)  Name of Issuer:  Capstead Mortgage Corporation ("CMC").
          (b) Address of Issuer's Principal Executive Offices: 2711 North Haskell, Dallas, Texas 75204

     Item 2.

          (a)  Name of Person Filing:  Howard Hughes Medical Institute.
          (b)  Address of Principal Business Office:  4000 Jones
               Bridge Road, Chevy Chase, Maryland 20815-6789.
          (c)  Citizenship:  Delaware corporation.
          (d) Title of Class of Securities: Common Stock, par value $0.01 per share, of CMC.
          (e)  CUSIP Number:  14067E 10 0.

     Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is:

     [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

     Item 4.   Ownership.

          (a) Amount beneficially Owned: 1,175,780, which includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute.
          (b)  Percent of Class:  7.6%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote:
                    1,175,780 (see item 4(a), above).
               (ii) Shared power to vote or to direct the vote:  0.
               (iii)Sole power to dispose or to direct the
                    disposition:  1,175,780 (see item 4(a), above).
               (iv) Shared power to dispose or to direct the
                    disposition:  0.

     Item 5.   Ownership of Five Percent or Less of a Class:  N/A.

     Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person:  N/A.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A.

     Item 8.   Identification and Classification of Members of the
               Group:  N/A.

     Item 9.   Notice of Dissolution of Group:  N/A.

     Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 14, 1995

     HOWARD HUGHES MEDICAL INSTITUTE

     By:  \s\ Craig A. Alexander
          Craig A. Alexander, Esq.
          Deputy General Counsel